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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM T-3
              FOR APPLICATION FOR QUALIFICATION OF INDENTURE UNDER
                        THE TRUST INDENTURE ACT OF 1939

                      POLYTAMA INTERNATIONAL FINANCE B.V.
                                    (ISSUER)

                             P.T. POLYTAMA PROPINDO
                                  (GUARANTOR)

                              (NAME OF APPLICANT)


         C/O MEESPIERSON TRUST B.V.                   MIDPLAZA 2 BUILDING, 20TH FLOOR
            AERT VAN NESSTRAAT 45                     JALAN JEND. SUDIRMAN KAV, 10-11
                  4TH FLOOR                                    JAKARTA 10220
             3012 CA ROTTERDAM,                                  INDONESIA
               THE NETHERLANDS                            (011)(62)(21) 570-3883
           (011)(31)(10) 403-5843
  (ADDRESS AND TELEPHONE NUMBER OF ISSUER'S          (ADDRESS AND TELEPHONE NUMBER OF
        PRINCIPAL EXECUTIVE OFFICES)             GUARANTOR'S PRINCIPAL EXECUTIVE OFFICES)

          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

               TITLE OF CLASS                                     AMOUNT
               --------------                                     ------
          Guaranteed Secured Notes                            US$200,000,000
              due June 15, 2007

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
    As promptly as possible after the Effective Date of this Application for
                                 Qualification

                     Name and Address of Agent for Service:
                             CT Corporation System
                                 1633 Broadway
                            New York, New York 10069
                                 (212) 245-4107

                                    COPY TO:
                             JEROME L. COBEN, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             300 SOUTH GRAND AVENUE
                           LOS ANGELES, CA 90071-3144
                                 (213) 687-5000

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

                                    GENERAL

1.  GENERAL INFORMATION.

(a) Form of organization: Polytama International Finance B.V. (the "Issuer") is a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid ). P.T. Polytama Propindo (the "Company") is a limited liability company.

(b) State or other sovereign power under the laws of which organized: The Issuer is incorporated under the laws of The Netherlands. The Company is incorporated in the Republic of Indonesia.

2.  SECURITIES ACT EXEMPTION APPLICABLE.

     If the modifications to the Existing Notes (as hereinafter defined) that are the subject of the Consent Solicitation of the Issuer and the Company (the "Consent Solicitation") are deemed to involve the issuance of a new security, the Issuer, a private company with limited liability incorporated under the laws of The Netherlands, and the Company, an Indonesian Corporation, are relying upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), provided by Section 3(a)(9) thereunder, in connection with the Consent Solicitation, as described herein. The Consent Solicitation is being made by the Issuer and the Company pursuant to their Consent Solicitation Statement dated July 13, 1998 (the "Statement"), and consists of a request to modify certain provisions of the Issuer's outstanding $200,000,000 11 1/4% Notes due 2007 (the "Existing Notes") guaranteed by the Company (the Existing Notes, as modified by such modification, the "Modified Notes").

     The Company and the Issuer will not pay any commission or other remuneration to any broker, dealer, salesman, or other person for soliciting consents. Regular employees of the Company and the Issuer, who will not receive additional compensation therefor, may provide information concerning the Consent Solicitation to the holders of the Existing Notes ("Holders"). The Company and the Issuer have made no arrangements and have no understanding with any dealer, salesman or other person regarding the solicitation of consents.

     There have not been any sales of securities of the same class as the Modified Notes or the Existing Notes by the Issuer, nor are there any such other sales planned, by or through an underwriter at or about the time of the Consent Solicitation.

     The Company and the Issuer retained Chase Securities, Inc. ("CSI"), as the "Procedural Advisor," to advise the Company and the Issuer as to the structure, process and certain procedural matters related to the Consent Solicitation. CSI has not been retained to render an opinion as to the fairness of the Consent Solicitation to Holders. CSI's services to the Issuer and the Company are limited solely to advisory services, and CSI will not, directly or indirectly, solicit consents under the Consent Solicitation or otherwise make recommendations with respect to acceptance or rejection of the Consent Solicitation. CSI will not be paid any fee or commission in connection with its advisory services; it will be reimbursed for its expenses related to its engagement.

     The Company and the Issuer also have retained Corporate Investor Communications, Inc. as the "Information Agent" in connection with the Consent Solicitation. The Information Agent will provide to Holders only information otherwise contained in the Statement and general information regarding the mechanics of the consent process. The Information Agent will not solicit consents in connection with the Consent Solicitation or make recommendations as to the acceptance or rejection of the Consent Solicitation. The Information Agent will be paid reasonable fees directly by the Company and the Issuer for its services and will be reimbursed for its expenses related to its engagement.

     There are no cash payments made or to be made by any Holder in connection with the Consent Solicitation.

                                  AFFILIATIONS

3. AFFILIATES. Furnish a list or diagram of all affiliate of the Company and indicate the respective percentages of voting securities or other bases of control.

     The organizational structure of the Company, including its shareholders and its subsidiaries, is summarized in the following chart. Percentages represent ownership interest in each entity.

                        [ORGANIZATIONAL STRUCTURE CHART]

(1) Shareholders of and their respective percentage of ownership interest in the Company:

          P.T. Tirtamas Majutama(1)................ 80%

          BP Chemicals Investments Limited......... 10%

          Nissho Iwai Corporation.................. 10%

(2) Subsidiaries of and their respective percentage of ownership interest held by the Company:

          Polytama International Finance
           B.V. (Issuer).......................... 100%

          Polytama II Subsidiary..................  82%

----------

(1) The shareholders of Tirtamas are four closely held companies owned by Hashim S. Djojohadikusumo, Honggo Wendratno, Al Nljoo and Siti Hediati Haryadi, who own 35%, 25%, 25% and 15% of Tirtamas, respectively.

                             MANAGEMENT AND CONTROL

4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors and executive officers. Indicate all offices with the applicant held or to be held by each person named.

     The names of the directors and executive officers of the Company are set forth below. The mailing address of each of the directors and executive officers is Midplaza 2 Building, 20th Floor, Jalan Jend. Sudirman Kav. 10-11, Jakarta 10220, Indonesia.

NAME                                                        TITLE
----                                                        -----
Hashim S. Djojohadikusumo                     President Commissioner
Al Njoo                                       Commissioner
Sekio Hara                                    Commissioner
Siti Hediati Haryadi                          Commissioner
Anangga Roosdiono                             Commissioner
Michael Buzzacott                             Commissioner
Honggo Wendratno                              President Director
Horacio U. Marasigan                          Director (and Finance Director)
I. Made Widjanta                              Director (and Operations Director)
Ashley J. Reed                                Director
Yasunori Takagi                               Director

5. PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

     The following table sets forth certain information, as of July 10, 1998, with respect to the beneficial ownership of the outstanding shares of common stock of the Company held by each person or entity who owns 10% or more of the shares of the Company's outstanding shares of common stock.

NAME AND COMPLETE                             TITLE OF CLASS         AMOUNT     PERCENTAGE OF VOTING
MAILING ADDRESS                                    OWNED             OWNED        SECURITIES OWNED
-----------------                         -----------------------  ----------   --------------------
P.T. Tirtamas Majutama(1)...............  Common Stock, par value  36,000,000           80.0%
  BRI II Building, 25th Floor             Rp. 2017 per share
  Jalan Jend. Sudirman
  Kav. 44-46,
  Jakarta 10210, Indonesia
Nissho Iwai Corporation.................  Common Stock, par value   4,500,000           10.0%
  4-5, Akasaka 2 -- Chome                 Rp. 2017 per share
  Minato-Ku
  Tokyo 107, Japan
BP Chemicals Investments Limited........  Common Stock, par value   4,500,000           10.0%
  Kuningan Plaza South Tower, Suite 401   Rp. 2017 per share
  JL. H.R. Rasuna Said
  Kav. 11-14
  Jakarta 12940 Indonesia

---------------
(1) The shareholders of P.T. Tirtamas Majutama are four closely held companies owned by Hashim S. Djojohadikusumo, Honggo Wendratno, Al Njoo and Siti Hediati Haryadi owning 35%, 25%, 25% and 15% of Tirtamas, respectively.

                                  UNDERWRITERS

6. UNDERWRITERS. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

     (a) The following were the underwriters in the Issuer's issuance in June, 1997 of $200 million of 11 1/4% Guaranteed Secured Notes due 2007:

       Chase Securities, Inc.
       270 Park Avenue
       New York, NY 10017

     (b) There are no underwriters of the securities proposed to be offered in the Consent Solicitation.

                               CAPITAL SECURITIES

7. CAPITALIZATION. (a) Furnish the following information as to each authorized class of securities of the applicant.

     (i) Equity Securities as of July 10, 1998.

TITLE OF CLASS                                    AMOUNT AUTHORIZED    AMOUNT OUTSTANDING
--------------                                    -----------------    ------------------
Common Stock Rp. 2,017 par value................  45,000,000 shares    45,000,000 shares

     (ii) Debt Securities as of July 10, 1998.

TITLE OF CLASS                                      AMOUNT AUTHORIZED    AMOUNT OUTSTANDING
--------------                                      -----------------    ------------------
11 1/4% Guaranteed Secured Notes due 2007.........   US$200,000,000        US$200,000,000

     (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

     Holders of the Company's Common Stock have one vote per share for the election of directors and all other matters, and have no cumulative voting rights. Common shareholders do have preemptive rights but no conversion rights.

                              INDENTURE SECURITIES

8. ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended.

     For purposes of this Section 8, the "Indenture" shall refer to the Indenture, dated as of June 1, 1997, among the Issuer, the Company and the Bank of New York, a New York banking corporation, as Trustee (the "Trustee"), as
supplemented by the First Supplemental Indenture, to be dated as of           ,
1998 (the "First Supplemental Indenture"), subject to the Consent Solicitation dated July 13, 1998. Other capitalized but otherwise undefined terms shall have the meanings ascribed thereto in the Indenture.

(a) EVENTS OF DEFAULT

     Events of Default with respect to the Notes under the Indenture includes the following: (i) default in the payment of interest or any Additional Amounts when due, continued for 30 days (ii) a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise, (iii) the failure by the Company or the Issuer to comply with its obligations restricting Merger and Consolidation activities, (iv) the failure by the Company or the Issuer to comply for 30 days after the notice with any of its obligations in the covenants relating to "Change of Control" (other than a failure to purchase Notes), "Limitation on Indebtedness," "Limitation on Indebtedness and Preferred Stock of Restricted Subsidiaries," "Limitation on Restricted Payments," "Limitation on Restrictions on Distributions from Restricted Subsidiaries," "Limitation on Sales of Non-Collateral Assets and Subsidiary Stock" (other than a failure to purchase Notes), "Limitation on Sales of Collateral" (other than a failure to purchase Notes), "Limitation on Affiliate Transactions," "Limitation on the Sale or issuance of Capital Stock of Restricted Subsidiaries," "Limitation on Liens and Pari Passu Indebtedness," "Limitation on Sale/ Leaseback Transactions," "Limitation on Issuer Activities," "Keepwell Commitment," "Amendments to Security Documents," "Limitation on Company's Business," "Insurance," "Taxes," "SEC Reports," "Limitation on Withdrawals from Polytama II Account" and "Pipeline Rights", (v) the failure by the Company or the Issuer to comply for 60 days after notice with its other agreements contained in the Indenture, (vi) Indebtedness of the Company, the Issuer or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such indebtedness unpaid or accelerated excess of $5 million (the "cross acceleration provision"), (vii) certain events of bankruptcy, insolvency or reorganization of the Company, the Issuer or a Significant Subsidiary (the "bankruptcy provisions"), (viii) any judgment of decree for the payment of money in excess of $5.0 million is rendered against the Company, the Issuer or Significant Subsidiary, remains outstanding for a period of 60 days following such judgment and is not discharged, waived or stayed within 10 days after notice (the "judgment default provision"), (ix) the Guarantee ceases to be in full force and effect (other than in accordance with the terms of such Guarantee) or the Company denies or disaffirms its obligations under its Guarantee or (x)(A) the security interests under the Security Documents or the Collateral Agency Agreement shall, at any time, cease to be in full force and effect for any reason other than the satisfaction in full of all obligations under the Indenture and discharge of the Indenture or any security interest created thereunder shall be declared invalid or unenforceable, or the Company or the Issuer shall assert, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable; (B) the Security Deed shall not have been registered in an amount of $224,750,000 or more within 90 days from the Issue Date; or (C) the Collateral Agent shall cease to have first priority perfected security interests in the Moveable Assets Collateral, the Proceeds Collateral, the Subsidiary Investment Account, the Polytama II Account, the Real Property Collateral (from and after the registry of the Security Deed) or the Assigned rights (the "security default provision"). However, a default under clauses (iv), (v), (vi) or (viii) will not constitute an Event of Default until the Trustee or the holders or 25% in principal amount of the outstanding Notes notify the Company of the default and the Company or the Issuer, as applicable, does not cure such default within the time specified after receipt of such notice.

     If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal of, accrued but unpaid interest on, and any Additional Amounts then due or which will be due on all the Notes to be due and payable. Upon such a declaration, such principal, interest and Additional Amounts shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of, interest and Additional Amounts on all the Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

     Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment or principal, premium (if any) or interest when due, no holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless (i) such holder has previously given the Trustee notice that an Event of Default is continuing, (ii) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy, (iii) such holders have offered the Trustee reasonably security or indemnity against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity and (v) the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Note that would involve the Trustee in personal liability.

(b) AUTHENTICATION AND DELIVERY OF THE NOTES AND APPLICATION OF PROCEEDS

     The Notes shall be executed on behalf of the Issuer by its Managing Director. Upon delivery of the Notes to the Trustee for authentication, an officer of the Trustee shall manually sign the certificate of authentication on the Note and deliver such Note. The proceeds from the Notes were used for repayment of an Interim Loan, the balance of which was deposited in the Subsidiary Investment Account for future investment in the Company's subsidiary. However, under the terms of the First Supplemental Indenture, those proceeds in the Subsidiary Investment Account are to be withdrawn therefrom (i) for payment of interest due on June 15, 1998 plus Withholding Taxes and Additional Amounts,
(ii) for professional fees and expenses incurred in preparation of the Consent Solicitation, and (iii) the balance for redemption of the Notes plus accrued and unpaid interest to the date of such redemption.

(c) RELEASE OF PROPERTY SUBJECT TO LIEN

     Neither the Company nor the Issuer may release assets that comprise part of the Collateral unless such release falls into one of the following scenarios:

          (1) If an asset that is part of the Collateral is released from the lien in connection with a sale of such asset, the Company must receive (i) consideration at least equal to the fair market value of the Collateral subject to such release, (ii) at least 75% of the consideration thereof received by the Company is in the form of cash or cash equivalents, (iii) any such release is in compliance with the provisions of Section 12 of the Indenture, and (iv) 100% of the proceeds from the sale of such assets is promptly delivered and pledged by the Company to the Collateral Agent for deposit in the Collateral Accounts.

          (2) If the value of the Collateral asset being released equals to 25% or more of the aggregate book value of the all Collateral and if such asset is released through sale, (i) the proceeds from such sale must be sufficient to prepay all unpaid principal, interest and all other amounts payable in respect to all Secured Indebtedness, (ii) an amount equal to 100% of the sales proceeds from such release of security interest is applied (A) to make an offer to the holders of the Securities to purchase any and all the outstanding securities at a purchase price in cash equal to 101% of the Principal amount thereof plus accrued and unpaid interest and any Additional Amounts due, and (B) to the extent of the balance of such sales proceeds, after application in accordance with (A), to replace any properties or assets or to purchase properties or assets to be used in the business of the Company and owned by the Company, provided that such properties or assets shall become Collateral governed by the Collateral Agency Agreement.

          (3) If the value of the Collateral asset being released is 25% or less of the aggregate book value of the all Collateral and if such asset is released through sale, an amount equal to 100% of the sales proceeds from such Collateral disposition is applied, to the extent the Company elects, to replace any assets or properties that were the subject of such assets or properties that were the subject of such Collateral disposition or to acquire properties or assets to be used in the business of the Company within 18 months from the later of the date of such Collateral disposition or the receipt of such sale proceeds, provided such properties or assets will become subject to the liens of the Indenture and will become Collateral governed by the Collateral Agency Agreement.

          (4) As long as no Default or Event of Default shall have occurred and be continuing or would result therefrom, the Company may release assets that comprise part of the Collateral without any consent by the Trustee with respect to the followings:

             (i) sell or otherwise dispose of any Collateral subject to the Liens of the Indenture, the Collateral Agency Agreement and the Security Documents, which may have become worn out or obsolete, not exceeding a book value of $2.0 million in any one calendar year;

             (ii) demolish or tear down any Collateral, if such demolition or tearing down is in the best interests of the Company and the fair market value and utility of the Collateral as an entirety will not thereby be impaired;

             (iii) sell or otherwise dispose of Collateral in isolated transactions that do not exceed $1.0 million in the aggregate.

          (5) The Company has the right to dispose of any Collateral asset upon the Trustee's consent and upon compliance with the requirements of the following provisions:

             (i) if the property to be released has a book value of more than $2.0 million, the Trustee is provided with a written resolution of a majority of the Board of Directors requesting such release and authorizing an application to the Trustee therefor;

             (ii) the security afforded by the Liens of the Indenture, the Collateral Agency Agreement and the Security Documents will not be impaired by such release (except with respect to the Collateral so released);

             (iii) the Company has disposed of or will dispose of the Collateral so to be released for a consideration representing its fair market value;

             (iv) no Default or Event of Default shall have occurred and be continuing (or shall result therefrom);

             (v) if the Collateral to be released is real property, following such release and the release of the Lien of any applicable Security Deed with respect thereto, the non-released property has sufficient utility services and sufficient access to public roads, rail spurs, harbors, canals, terminals, and other transportation structures for the continued use of such non-released property in substantially the manner carried on by the Company and its Subsidiaries prior to such release;

             (vi) if the Collateral to be released is real property, following such release, the non-released property subject to the Security Deed will continue to comply in all material respects with applicable laws, rules, regulations and ordinances relating to land use and building and work place safety;

             (vii) if the Collateral to be released is real property, following such release, the fair value of the non-released property (exclusive of the fair value of the released property) shall not be less than the fair value of such non-released property subject to the Security Deed prior to such release;

             (viii) if the Collateral to be released is subject to a prior Permitted Lien, there shall be delivered to the Trustee a certificate of the trustee, fiduciary, transferee or other holder of such prior Permitted Lien that it has received the Net Proceeds sufficient to discharge such prior Permitted Lien and has been irrevocably authorized by the Company to pay over to the Collateral Agent any balance of such Net Proceeds remaining after the discharge of such Indebtedness secured by such prior Permitted Lien; and, if any property other than cash or cash equivalents is included in the consideration for any Collateral to be released, there shall be delivered to the Trustee such instruments of conveyance, assignment and transfer, if any, as may be reasonably necessary, in the opinion of counsel to be given pursuant to paragraph
        (xi), to subject to the Liens of the Indenture, the Collateral Agency Agreement and the Security Documents all the right, title and interest of the Company in and to such property;

             (ix) the first priority perfected security interest pursuant to the Security Deed shall be in full force and effect continuously and uninterrupted at all times with respect to the Collateral not to be released;

             (x) (A) the Company delivers an Officer's Certificate with respect to the matters set forth in paragraphs (i) through (ix) above and stating that all conditions precedent relating to the release of such Collateral have been complied with, provided that matters set forth in paragraphs (ii), (iii) and (iv) may be an opinion of the officer and (B) the Officer's Certificate shall also be signed, in the case of clauses
        (ii) (as to impairment of security), (iii) and (vii) by an Independent Appraiser; and

             (xi) an Opinion of Counsel, in form and substance reasonably satisfactory to the Trustee, with respect to certain matters relating to the release is delivered.

     In case a Default or an Event of Default shall have occurred and be continuing, the Company, while in possession of the Collateral (other than Trust Monies, cash, cash equivalents, securities and other personal property held by or required to be deposited or pledged with the Collateral Agent or with the trustee, fiduciary, transferee or other holder of a prior Permitted Lien), may do any of the things enumerated in this covenant with respect to such Collateral, if each of the holders of the Notes by appropriate action of such holders, shall consent to such action. In such event, any certificate filed pursuant to this paragraph shall omit the statement to the effect that no Default or Event of Default has occurred and is continuing (or would result therefrom). This paragraph shall not apply, however, during the continuance of an Event of Default.

     All cash or cash equivalents allocable to holders of Notes received by the Collateral Agent pursuant to this covenant shall be held by the Collateral Agent, for the benefit of the holders.

          (6) Substitute Collateral. The Company shall have the right to substitute moveable assets for certain Moveable Assets Collateral upon compliance with the provisions set forth below, and the Trustee shall direct the Collateral Agent to release the related Collateral, provided that (i) the Company subjects other similar property related to or used or to be used in the Plant to the Liens of the Indenture, the First Supplemental Indenture, the Collateral Agency Agreement and the Security Documents (which shall be a first priority perfected Lien unless otherwise contemplated by the Security Documents), (ii) such property has a fair value greater than or equal to the value of the Collateral to be released and (iii) the Company provides the Trustee with certain documentation and appraisals and an Opinion of Counsel with respect to certain matters.

(d) SATISFACTION AND DISCHARGE

     The Indenture shall cease to be of further effect with respect to the Notes when: (1) either (i) the issuer or the Company delivers to the Trustee all outstanding Securities (other than Securities replaced due to loss, mutilation, destruction or wrongful possession) for cancellation or (ii) all outstanding Securities have become due and payable, whether at maturity or as a result of the mailing of a notice of redemption and the Issuer or the Company irrevocably deposits with the Trustee funds sufficient to pay at maturity or permissible redemption all outstanding Securities, including interest thereon (other than Securities replaced due to loss, mutilation, destruction or wrongful possession) and the Issuer or the Company, in either case, pays all other sums payable hereunder with respect to the Securities; and (2) the Trustee shall have acknowledged satisfaction and discharge of the Indenture upon satisfaction of the conditions set forth above on demand of the Company accompanied by an Officers' certificate and opinion of counsel.

(e) EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS

     The Issuer and the Company will deliver to the Trustee within 120 days after the end of each fiscal year of the Company an Officer's Certificate stating (1) whether or not the Company and the Issuer have complied with the conditions and covenants under the Indenture throughout the year, (2) whether or not the Company and the Issuer know of any default (after stating that they would normally have knowledge of such default), and (3) if either the Company or the Issuer knows of any default, the status of such default and what action the Issuer or the Company, as applicable, is taking or proposes to take with respect thereto. For purposes of this paragraph, compliance will be determined without regard to any period of grace or requirement of notice under this Indenture.

9. OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

     No person other than the Company or the Issuer is an obligor with respect to the Modified Notes.

                   CONTENTS OF APPLICATION FOR QUALIFICATION

     This application for qualification comprises:

     (a) Pages numbered one to twelve, consecutively;

     (b) The statement of eligibility and qualification of the Trustee under the Indenture to be qualified (on Form T-1 to be filed by amendment);

     (c) The following exhibits, in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

           (i)     Exhibit T3A.1    --   Articles of Association of the Issuer (filed with
                                         Registration Statement on Form F-1 (333-6854), Exhibit No.
                                         3.1, and included herein by reference).
           (ii)    Exhibit T3A.2    --   Article of Association of the Company (filed with
                                         Registration Statement on Form F-1 (333-6854), Exhibit No.
                                         3.2, and included herein by reference).

           (iii)   Exhibit T3B      --   Not applicable.

           (iv)    Exhibit T3C.1    --   Indenture dated as of June 1, 1997 between the Issuer, the
                                         Company, as Guarantor, and the Bank of New York, as Trustee
                                         (filed with Registration Statement on Form F-1 (333-6854),
                                         Exhibit No. 4.1, and included herein by reference).

           (v)     Exhibit T3C.2*   --   First Supplemental Indenture dated as of             , 1998
                                         between the Issuer, the Company, as Guarantor, and the Bank of New York, as Trustee.

           (vi)    Exhibit T3D      --   Not applicable.

           (vii)   Exhibit T3E.1*   --   Consent Solicitation Statement, dated as of July 13, 1998.

           (viii)  Exhibit T3E.2*   --   Consent Form, dated as of July 13, 1998.

           (ix)    Exhibit T3E.3*   --   Letter to Brokers, Dealers, Commercial Banks, Trust
                                         Companies and Other Nominees dated July 13, 1998.

           (xii)   Exhibit T3F*     --   Cross-Reference Sheet.

---------------
* Filed herewith. All other exhibits have been previously filed.

                                   SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Polytama International Finance B.V., a corporation organized and existing under the laws of The Netherlands, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Rotterdam, The Netherlands on July 9, 1998.

(SEAL)
                                          POLYTAMA INTERNATIONAL FINANCE B.V.

                                          MeesPierson Trust B.V., in its
                                          capacity as
                                          Managing Director

                                          By:     /s/ D.C. VAN DER POEL
                                            ------------------------------------
                                          Name: D.C. Van Der Poel
                                          Title: Authorized Signatory

Attest: /s/ A. HAKSTEEG
      --------------------------------
Name: A. Haksteeg
Title: Authorized Signatory

                                   SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, P.T. Polytama Propindo, a corporation organized and existing under the laws of the Republic of Indonesia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Jakarta, Indonesia on July 9, 1998.

(SEAL)
                                          P.T. POLYTAMA PROPINDO

                                          By: /s/ HONGGO WENDRATNO
                                            ------------------------------------
                                          Name: Honggo Wendratno
                                          Title: President Director

Attest: /s/ HORACIO U. MARASIGAN
      -------------------------------------------------------
Name: Horacio U. Marasigan
Title: Director/Principal Financial Officer

                                 EXHIBIT INDEX

      EXHIBIT                              DESCRIPTION
      -------                              -----------
  Exhibit T3A.1    Articles of Association of the Issuer (filed with
                   Registration Statement on Form F-1 (333-6854), Exhibit No.
                   3.1, and included herein by reference).
  Exhibit T3A.2    Article of Association of the Company (filed with
                   Registration Statement on Form F-1 (333-6854), Exhibit No.
                   3.2, and included herein by reference).
  Exhibit T3B      Not applicable.
  Exhibit T3C.1    Indenture dated as of June 1, 1997 between the Issuer, the
                   Company, as Guarantor, and the Bank of New York, as Trustee
                   (filed with Registration Statement on Form F-1 (333-6854),
                   Exhibit No. 4.1, and included herein by reference).
  Exhibit T3C.2*   First Supplemental Indenture dated as of             , 1998
                   between the Issuer, the Company, as Guarantor, and the Bank of New York, as Trustee.
  Exhibit T3D      Not applicable.

  Exhibit T3E.1*   Consent Solicitation Statement, dated as of July 13, 1998.
  Exhibit T3E.2*   Consent Form, dated as of July 13, 1998.
  Exhibit T3E.3*   Letter to Brokers, Dealers, Commercial Banks, Trust
                   Companies and Other Nominees dated July 13, 1998.
  Exhibit T3F*     Cross-Reference Sheet.

---------------
* Filed herewith. All other exhibits have been previously filed.